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                             November 29, 2022

       Jing Hu
       Chief Executive Officer
       AgiiPlus Inc.
       5th Floor, Distrii Center, Silver Court
       No. 218 Xizang South Road, Huangpu District, Shanghai 200021
       People   s Republic of China

                                                        Re: AgiiPlus Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed November 7,
2022
                                                            File No. 333-267461

       Dear Jing Hu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 11, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-1 filed November 7, 2022

       Management's Discussion and Analysis, page 75

   1. We note that the headcount of AgiiPlus' subidiaries, the VIE, and the VIE's subsidiaries decreased approximately
18% between April 30, 2022 and September 30, 2022. This
                                                        appears to be a
material event or uncertainty. We also note your discussion and analysis does not include
updated disclosure about the impact of the COVID-19 pandemic and related lockdowns.
Please revise or tell us how you concluded a discussion of these developments are not
material to an understanding of the company's business and
                                                        financial condition and
results of operations. Refer to Item 5 of Form 20-F and Item 4(a)
                                                        of Form F-1.
 Jing Hu
AgiiPlus Inc.
November 29, 2022
Page 2
2. We note the revised disclosure on page 33 that if King Inspiration and City Connected exercise certain rights, your debt will increase and liquidity, financial condition, and results of operations, and your "ability to fund and expand business may be negatively and adversely affected." Please revise to provide qualitative and quantitative disclosure regarding this event or uncertainty or advise us why you believe discussion and analysis disclosure is not necessary.
Part II
Item 7. Recent Sales of Unregistered Securities, page II-1

3. Please revise to include the date of issuance for all purchases, as required by Item 701 of
       Regulation S-K.
Exhibits

4. We reissue comment 1 in part. Your response letter states that the revised disclosure indicates that the disclosure "is their opinion." However, the opinion states the disclosures constitute correct and accurate "descriptions" of the matters described therein.
       Please have counsel opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. We refer you to Section III.C.2. of Staff Legal
       Bulletin No. 19. Please revise accordingly.
       You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNameJing Hu
                                                             Division of
Corporation Finance
Comapany NameAgiiPlus Inc.
                                                             Office of Real
Estate & Construction
November 29, 2022 Page 2
cc:       Guillaume de Sampigny
FirstName LastName